January 7, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Nastech Pharmaceutical Company Inc. Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”) Filed March 7, 2007, File No. 000-13789
Dear Mr. Rosenberg:
     This letter is being furnished as an additional response to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth originally in your letter dated May 10, 2007 (the “Comment Letter”), and most recently as set forth in your letter dated November 9, 2007 to Dr. Steven C. Quay, M.D., Ph.D., our Chairman, President and CEO, with respect to the Form 10-K.
     The response contained in this letter supplement the responses contained in our letters to the Staff dated June 15, 2007 (the “Initial Response Letter”), August 31, 2007 (the “Second Response Letter”) and November 26, 2007 (the “Third Response Letter”).
     The Staff, in oral comments, requested we enhance our disclosure in future filings such that our disclosure under Critical Accounting Policies and Estimates covers value to the customer on a stand-alone basis, a condition required under paragraph 9 of EITF 00-21, in addition to fair value and right of return.
Response:
     To address the Staff’s oral comments, we propose to enhance the disclosure under “Critical Accounting Policies” in our future filings, substantially in the form as it appears below (emphasis added to indicate changes from our previous responses and disclosure in our third quarter Form 10-Q):
     Revenue Recognition — Our revenue recognition policies are based on the requirements of Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition,” the provisions of Emerging Issues Task Force Issue (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables” and the guidance set forth in EITF Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred”. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, collectibility is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be realized within the next twelve months is classified as current.
     Substantially all of our revenues are generated from research and licensing arrangements with partners that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, using the framework outlined in EITF 00-21, whether (a) an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our research and licensing arrangements may include upfront non-refundable payments, development milestone payments, payments for contract research and development services performed, patent-based or product sale royalties, government grants and product sales. For each separate unit of accounting, we have determined that the delivered item has value to the customer on a stand-alone basis, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when we do not have an objective fair value for a delivered item. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.
     Revenue from research and licensing agreements is recorded when earned based on the performance requirements of the contract. Nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred and recognized as revenue over the development period or as we provide the services required under the agreement. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development. The timing and amount of revenue that we recognize from upfront fees for licenses of technology is dependent upon on our estimates of filing dates or development costs. Our typical estimated development periods run two to six years, with shorter or longer periods possible. The estimated development periods are based upon structured detailed project plans completed by our project managers, who meet with scientists and collaborative counterparts on a regular basis and schedule the key project activities and resources including headcount, facilities and equipment, budgets and clinical studies. The estimated development periods generally end on projected filing dates with the FDA for marketing approval. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof, is recognized prospectively, over the remaining estimated product development period.
     During 2007, we recognized revenue over the estimated development period for a $10.0 million license fee received in early 2006 from P&G. As noted above, we adjust the period on a prospective basis when changes in circumstances indicate a significant increase or decrease in the estimated development period has occurred. For example, our P&G collaboration agreement was amended in December 2006 and we reviewed the estimated development period at that time. Since additional clinical studies were added to the project plan, the estimated development period was lengthened and the portion of the initial $10.0 million recognized each period as revenue was adjusted on a prospective basis to reflect the longer period.
     In the fourth quarter of 2007, our collaboration agreement with P&G was terminated. Accordingly, the estimated development period over which we were recognizing the $10.0 million license fee received in early 2006 ended at that time, and the remaining unrecognized portion, approximately $5.5 million, was fully recognized in the fourth quarter of 2007. Similarly, in the first quarter of 2006, our collaboration agreement with Merck was terminated, and the remaining unrecognized portion of the $5.0 million license fee received in 2004, approximately $3.7 million, was fully recognized in the first quarter of 2006.

     We do not disclose the exact development period for competitive reasons and due to confidentiality clauses in our contracts. As an illustrative example only, a one-year increase in a three-year estimated development period to four years, occurring at the end of year one, for a $10.0 million license fee would reduce the annual revenue recognized from approximately $3.3 million in the first year to approximately $2.2 million in each of the remaining three years. Other factors we consider that could impact the estimated development period include FDA actions, clinical trial delays due to difficulties in patient enrollment, delays in the availability of supplies, personnel or facility constraints or changes in direction from our collaborative partners. It is not possible to predict future changes in these elements.
     Milestone payments typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as initiation or completion of specified clinical development activities. We believe that a milestone payment represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestone payments as revenue when they become due and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, revenue is recognized in manner similar to that of an upfront technology license fee.
     Revenue from contract research and development services performed is generally received for services performed under collaboration agreements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Under the guidance of EITF Issue 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue in the consolidated statement of operations rather than as a reduction in expenses. Reimbursements received for direct out-of-pocket expenses related to contract research and development for 2005, 2006 and 2007 were not material.
     Royalty revenue is generally recognized at the time of product sale by the licensee.
     Government grant revenue is recognized during the period qualifying expenses are incurred for the research that is performed as set forth under the terms of the grant award agreements, and when there is reasonable assurance that we will comply with the terms of the grant and that the grant will be received.
     Product revenue is recognized when the manufactured goods are shipped to the purchaser and title has transferred under our contracts where there is no right of return. Provision for potential product returns has been made on a historical trends basis. To date, we have not experienced any significant returns from our customers.
     In accordance with the Comment Letter request we acknowledge that:
     •     We are responsible for the adequacy and accuracy of the disclosure in our filings under the Securities Exchange Act of 1934;
     •     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     •     We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe we have fully responded to the comments of the Staff. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (425) 908-3698.

Sincerely,
/s/ Bruce R. York
Bruce R. York
Interim Chief Financial Officer

cc:	Brent Johnson, KPMG LLP Lawrence Remmel Esq., Pryor Cashman LLP